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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 14, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated April 13, 2011. We have set forth your comments followed by the Company's response.

Use of Proceeds, page 48

1.
We have considered your response to comment 2 in our letter dated February 11, 2011 but do not concur. Please revise your disclosure regarding the use of proceeds to clarify that $15 million will be utilized for this payment, indicate to whom, and for what purpose, the payment is being made and file the underlying agreement or document as an exhibit to the registration statement.

  We have revised the disclosure on page 49 in response to the Staff's comment and filed the agreement as exhibit 10.32.

Results of Operations, page 59

Year Ended December 31, 2010 vs. 2009, page 59

General and Administrative, page 59

2.
We note you capitalized $4.4 million in technical service fees at December 31, 2010. Please explain to us in further detail the nature of the fees and your basis for capitalization.

  Technical service fees represent internal costs directly related to technical drilling and engineering services related to our oil & gas properties and support facilities. ASC 932-25 indicates that costs of drilling exploratory and development wells and the costs of support facilities shall be capitalized.

  Geological and geophysical technical services are expensed as incurred.

Doubtful Accounts Expense, page 60

3.
Your disclosure explains that you recorded an allowance for doubtful accounts of $39.8 million related to receivables which became due upon the commencement of oil production from the Jubilee Field in November 2010. Please tell us whether the entire allowance relates to your disclosure on page 20 regarding the EO Group. If not, please tell us the counterparty(ies) to whom the allowance relates. As part of your response, please address the following:

•
Quantify the gross amount of the receivables to which the allowance applies;

•
Describe to us in more detail the other defaults you have experienced as you disclose on page 59. Your description of the other defaults should include but not be limited to such information as the counterparty, the amount of the default, and how such amounts were recorded in your historical financial statements; and

•
Tell us and revise your critical accounting policy disclosure on page 67 to describe in more detail how you have considered the future net revenues of the debtor's ownership interest in oil and natural gas properties you operate when determining the amount of your allowance as of your balance sheet date. Your response should address the specific circumstances of the receivables subject to your allowance for doubtful accounts at December 31, 2010.

  The allowance for doubtful accounts of $39.8 million is entirely related to the receivable from EO Group. The gross amount of the receivable from EO Group is $61.7 million.

  We have revised the wording on page 61 that suggested we had accounts receivable in default in addition to the aforementioned EO Group default that we have established an allowance for doubtful accounts against.

  While in general in estimating our allowance for doubtful accounts we consider if we have a perfected lien against the debtor's ownership interest, in consideration of the EO Group account receivable, we do not have a perfected lien against the account receivable in default and, therefore, did not consider future net revenues in our assessment of the collectability of the EO Group receivable.

  Additionally, we have revised our critical account policy disclosure on page 68.

Kosmos Exploration Approach, page 84

4.
We note your revisions in response to comment 5 in our letter dated February 11, 2011. However, you continue to use terms such as "high impact acquisition program" and "high quality asset portfolio" without explaining how you define "high impact" or "high quality." Please revise your disclosure to explain those terms.

  We have revised the disclosure on pages 1, 3, 5, 57, 81 and 82, in response to the Staff's comment.

Our Reserves, page 102

5.
The reconciliation of PV-10 to your standardized measure on page 103 now explains that the measures are the same because you do not have any income taxes related to your proved reserves. This disclosure differs from that provided in Amendment No. 1 to your Form S-1 filed March 3, 2010, in which you explained that Ghanaian income taxes were included in your standardized measure. We also note you continue to present future income taxes within your presentation of the standardized measure of future net cash flows on page F-41. As such, please clarify your statement that you do not have any income taxes related to your proved reserves, and explain why your PV-10 and standardized measure are now the same.

  We have revised the disclosure on page F-41 to state that we have "Future Ghanaian tax expenses". These Ghanaian tax expenses are considered in our determination of our PV-10 as a cash outflow. As we are incorporated in Bermuda, we do not have any corporate income taxes and, therefore, we do not have any income taxes related to our proved reserves which is needed to reconcile PV-10 to our standardized measure.

6.
We note your additional disclosure on page 110 that you are "required to pay a fixed royalty of 5% and a sliding-scale royalty ('additional oil entitlement') which escalates as the nominal project rate of return increases. These royalties are to be paid in-kind or, at the election of the government of Ghana, in cash." Please tell us whether your net proved reserve volumes presented here include the royalty interests due to the host government or others. If they do, advise us of the amounts and why you believe it is appropriate to include those amounts in your reserve volumes. Please refer to the last sentence in ASC 932-235-50-4. As part of your response, provide us detailed examples demonstrating the calculation steps and procedures you use in determining the royalty payments due to the government of Ghana. Clearly indicate how any floors, ceilings or other price-fixing mechanisms operate. Also, please furnish to us, in English, examples of each type of contract, agreement, or arrangement under which you calculate and pay royalties.

  Members of the Ghana revenue service verbally indicated the Government was inclined to exercise its right under the petroleum agreement to accept the royalty barrels in cash. This assumption was utilized in the commercial analysis of the asset. This equates to approximately 3 MMbbls of oil related to the royalty calculation included within the total of 56 MMbbls of net barrels of oil. The expense related to the assumed cash payment for these royalty barrels was captured as an adjustment to the Kosmos revenue stream.

  The 3 MMbbls of royalty oil was calculated per the 5.0% royalty interest applied to the Kosmos net working interest barrels. The net working interest barrels was calculated by applying the working interest of 23.4913% to the gross proved reserves volume. For the proved reserves case, no AOE hurdle rates are triggered. There are no floors, ceilings, or price-fixing adjustments.

  Detailed calculations surrounding the AOE formula can be referenced in Annex 3, page 109 within Exhibit 10.1 Petroleum Agreement in respect of WCTP, and within Annex 3, page 31 of the Annex within Exhibit 10.3 Petroleum Agreement in respect of DT.

Notes to Consolidated Financial Statements, page F-8

Note 12 Asset Retirement Obligations, page F-26

7.
We note your response to comment eight in our letter dated February 11, 2011 appears to focus on post-production retirement obligations. In light of the guidance in ASC 410, which requires the recognition of a retirement obligation when the obligation is incurred, please explain to us in more detail how you have considered when you incur a retirement obligation during the development phase. In this regard, we note your response dated March 3, 2011 indicated that you do not believe you have a future retirement obligation until production commences because you cap and temporarily abandon wells when drilling operations cease to enable connection of such wells to the production facilities at a later date. However, it appears that you may incur an obligation to cap and temporarily abandon wells while drilling operations are in progress. As your disclosure on page 108 appears to indicate you had a number of development wells in process at December 31, 2010, please tell us how you considered ASC 410 with respect to those wells.

  Drilled developmental wells, which have not started production, are plugged after the cessation of drilling activities. The Company believes that it has complied with its abandonment obligations as such exist under Ghana law and relevant agreements if these wells never produced. Once the temporary plug is removed, we record an asset retirement obligation on these wells.

  As of December 31, 2010, we had 2 development wells in progress. Both of these development wells are included in the Company's asset retirement obligation, as temporary plugs have been removed and the wells are being completed to be placed in service for production.

Note 16 Income Taxes, page F-31

8.
Your response to comment nine in our letter dated February 11, 2011 indicates you generated revenue of approximately $93 million in January 2011. Please expand the information you have provided to tell us the amount of taxable income you will recognize in Ghana through March 31, 2011, or the latest practicable date, that will be applied to your net operating loss carry-forwards. As part of your response, please explain to us the period of time over which you believe your projections should be confirmed by actual results when assessing the need for a valuation allowance and revise your critical accounting policy disclosure on page 67 to discuss your consideration of projections of future taxable income. Exhibits 99.1 and 99.2

  Kosmos Energy Ghana ("KEG") does not expect to have taxable income for the three months ended March 31, 2011 since it only had one oil lifting (i.e., sale of oil) during the quarter. Based on the production forecast, KEG expects to have two oil liftings per quarter for the remainder of Fiscal Year 2011 and is projecting to generate taxable income for the year ending December 31, 2011. KEG's annual forecast of taxable income as of March 31, 2011 is consistent with its forecast as of December 31, 2010 for 2011. The projected taxable income for 2011 are projected to absorb the majority of the net operating loss carryover existing as of December 31, 2010 of approximately $296 million. Any remaining net operating loss carryover is projected to be absorbed by projected 2012 taxable income. KEG's projections are based on a conservative pricing estimate of $86 per barrel when compared to the current Dated Brent price of over $120 per barrel. Given the current pricing environment, it is possible that the entire net operating loss will be utilized in 2011. Therefore, KEG expects the taxable income projection and related NOL utilization will be known by the 2nd quarter of 2012 and even possibly by the end of Fiscal Year 2011 if oil pricing remains greater than $86 per barrel throughout the year.

  We have revised our disclosure on page 68 to include additional language regarding our consideration of projections of future taxable income in evaluating our deferred tax asset valuation allowance.

9.
Your response to comment 11 in our letter dated February 11, 2011 explains that you revised your engineering reports in response to our comment. However, it is not clear how such reports were revised as we note the reports continue to include a statement that "The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas." As requested in prior comment 11, please clarify the statement that your estimates conform to the codification except for the exclusion of income taxes, and explain in detail how you revised the reports.

  The Definitions of Oil and Gas Reserves contained in Rule 4-10(a) of Regulation S-X stipulate that proved reserves must be commercially viable under existing economic conditions. To ensure that our proved reserves were calculated in accordance with this rule, our reserves auditor performed an asset specific economic analysis related to the Jubilee Field Phase 1 Development, our only asset from which we currently have proved reserves. Besides including estimated future capital costs and operating expenses in the calculation, appropriate deductions for production sharing oil revenue, and Ghanaian taxes were also included. The reports included in Exhibits 99.1 and 99.2 exclude the effect of future corporate income taxes payable by Kosmos Energy Holdings, if any. However, the reports included in Exhibits 99.1 and 99.2 include the effect of future income taxes payable on our reserve asset under Ghanaian law.

  FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas require that the effect of all future income taxes be included in any calculation under this standard, whether payable at a corporate or asset level. The reports included as Exhibits 99.1 and 99.2 do not include the effect of future income taxes payable by Kosmos Energy Holdings, if any. Therefore, the estimates in the reports included as Exhibits 99.1 and 99.2 conform to the FASB

  Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas with the exception of the exclusion of future income taxes.

  The submission of Exhibits 99.1 and 99.2 with Amendment No. 2 to the Company's Registration Statement of Form S-1 included two subtle changes to clarify what taxes were being incorporated in the commercial analysis. These exerts are bracketed below (italics represents words added; strikethrough represented words deleted) and are applicable to both exhibits.

  Paragraph 1—Sentence 3 of each exhibit:

  "The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, and with the exception of the exclusion of the [corporate] future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas."

  Paragraph 5—Sentence 1 of each exhibit:

  "Future net revenue to the Kosmos interest is after deductions for royalties, production sharing oil revenue, applicable taxes, future capital costs, operating expenses, and abandonment costs and after consideration of estimated Ghanaian [income] taxes."

  In light of the above response, we respectfully submit that no revisions to Exhibits 99.1 and 99.2 are necessary.

        To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr., Esq.
Richard D. Truesdell, Jr., Esq.
cc:
Brian F. Maxted
David J. Beveridge, Esq.